Fortuna reports production of 1.7 million ounces of silver and 10,963 ounces of gold for the third quarter 2015

Vancouver, October 15, 2015-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce third quarter production results from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 1.7 million ounces of silver, 10,963 ounces of gold and significant base metal by-products.  Silver and gold production for the first nine months totals 5.0 million ounces and 29,734 ounces respectively; reflecting 77 percent and 84 percent of the company’s annual guidance (see Fortuna news release dated January 15, 2015).

Jorge A. Ganoza, President and CEO, commented, “We continue on target to meet our annual consolidated production guidance. The expansion of our San Jose Mine continues on schedule for commissioning in mid-2016. Once at 3,000 tpd, San Jose is planned to operate at an all-in sustaining cash cost of US$7 -  8, net of by-product gold, and will rank among the thirteen largest primary silver mines  in the world.”  Mr. Ganoza continued, “During the fourth quarter of 2015, we will be carrying out exploration drilling in the Trinidad Central Deep area and for 2016, we are developing drill targets at the San Antonio Vein and the northern extension of the Trinidad North-Ocotlan vein systems.” Mr. Ganoza added, “At Caylloma, our team has successfully executed the plan to shift mining to high grade polymetallic zones at the Animas Vein. Zinc and lead output have increased 42 percent and 51 percent, with respect to last year, as mining is focused on zones which provide higher operating margins.”

Third Quarter Production Highlights:

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Silver production of 1,734,842 ounces; 4 percent decrease over Q3 2014

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Gold production of 10,963 ounces; 12 percent increase over Q3 2014

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Lead production of 6,356,875 pounds; 51 percent increase over Q3 2014

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Zinc production of 10,121,511 pounds; 42 percent increase over Q3 2014

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Cash cost* for the San Jose Mine is US$61.96/t; on track to meet annual guidance of US$62.7/t

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Cash cost* for the Caylloma Mine is US$88.74/t; on track to meet annual guidance of US$90.3/t

*   Preliminary estimates of cash operating cost per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	Third Quarter 2015			Third Quarter 2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	118,086	183,068		117,728	177,112
Average tpd milled	1,312	2,053		1,308	2,015
Silver**
Grade (g/t)	127	247		181	239
Recovery (%)	81.10	92.27		85.84	89.42
Production (oz)	392,410	1,342,432	1,734,842	588,727	1,215,100	1,803,827

** Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

	Third Quarter 2015			Third Quarter 2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.26	1.97		0.29	1.83
Recovery (%)	27.79	92.23		36.35	89.54
Production (oz)	272	10,691	10,963	399	9,352	9,751
Lead
Grade (%)	2.59			1.76
Recovery (%)	94.18			92.40
Production (lbs)	6,356,875		6,356,875	4,213,192		4,213,192
Zinc
Grade (%)	4.27			3.05
Recovery (%)	90.99			90.23
Production (lbs)	10,121,511		10,121,511	7,148,465		7,148,465

San Jose Mine, Mexico

Silver and gold production for the quarter were 28 percent and 34 percent above budget respectively.  Average head grades for silver and gold were 247 g/t and 1.97 g/t or 17 percent and 23 percent above plan.  Metallurgical recoveries for silver and gold were 92.27 percent and 92.23 percent or 4 percent above budget for both.

The increase in silver and gold production over budget resulted from higher contributions in ore tonnage and grade from Level 1100 relative to the original 2014 mine plan, both in the Trinidad Central and Trinidad North areas.

Caylloma Mine, Peru

Silver production for the quarter was 34 percent below budget with an average head grade of 127 g/t, 32 percent below plan.  Management has re-directed mining to focus on base metal-rich zones of the polymetallic Animas Vein.  The decrease in silver production is the result of lower production from the Bateas high grade silver vein and from Level 6 of the Animas Vein.

Zinc production was 43 percent above plan with an average head grade of 4.27 % or 40 percent above plan. Metallurgical recovery for zinc was 90.99 % or 1 percent above plan. Lead production was 35 percent above plan with an average head grade of 2.59 % or 31 percent above plan. Metallurgical recovery for lead was 94.18 % or 2 percent above budget. Production is now centered on mining of levels 10 and 12 in the Animas Vein.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “budgeted”, “estimate”, “expected”, “calculated”,  “projected”, “planned”, “to be”, or statements that events, “could” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.